Exhibit 99.3

Form of Exchange Agent Agreement

                    , 2005

EXCHANGE AGENT AGREEMENT

U.S. Bank National Association

Attention: Peter Fowler

500 West Cypress Creek Road

Suite 560

Fort Lauderdale, FL 33309

Ladies and Gentlemen:

Hughes Supply, Inc., a Florida corporation (the “Company”) proposes to make an offer (the “Exchange Offer”) to exchange all of its outstanding 5.50% Senior Notes Due 2014 (the “Old Securities”) for its 5.50% Senior Notes Due 2014 which have been registered under the Securities Act of 1933, as amended (the “New Securities”). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus (the “Prospectus”), proposed to be distributed to all record holders of the Old Securities. The Old Securities and the New Securities are together referred to herein as the “Securities.”

The Company hereby appoints U.S. Bank National Association to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer. References hereinafter to “you” shall refer to U.S. Bank National Association.

The Exchange Offer will be commenced on                     , 2005. The Letter of Transmittal accompanying the Prospectus (or in the case of book-entry securities, the Automated Tender Offer Program (“ATOP”) of the Book-Entry Transfer Facility (as defined below)) is to be used by the holders of the Old Securities to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Old Securities tendered in connection therewith.

The Exchange Offer shall expire at 5:00 p.m., New York City time, on                     , 2005, or such later date to which the Exchange Offer may be extended by the Company (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and the Company may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Securities, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “THE EXCHANGE OFFER.” The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

(1) You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “THE EXCHANGE OFFER” in the Letter of Transmittal or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be discharged by the foregoing.

(2) You will establish a book-entry account with respect to the Old Securities at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Old Securities by causing the Book-Entry Transfer Facility to transfer such Old Securities into your account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

(3) As soon as practicable after receipt, you are to examine each of the Letters of Transmittal and certificates for Old Securities (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Old Securities to ascertain whether: (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and in the Prospectus; and (ii) the Old Securities have otherwise been properly tendered. In each case where (i) the Letter of Transmittal or any other document has been improperly completed or executed, (ii) the book-entry confirmations are not in due and proper form or omit certain information or (iii) any of the certificates for Old Securities are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected. If such condition is not promptly remedied by the presenters, you shall report such condition to the Company and await its direction. All questions as to validity, form, eligibility (including timeliness of receipt), acceptance and withdrawal of any Old Securities tendered or delivered by the Company shall be determined by the Company in its sole discretion.

(4) With the approval of the Treasurer of the Company (such approval, if given orally, to be promptly confirmed in writing) or any other party designated in writing by such officer (the “Authorized Representative”), you are authorized to waive any irregularities in connection with any tender of Old Securities pursuant to the Exchange Offer.

(5) Tenders of Old Securities may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “THE EXCHANGE OFFER - Procedure for Tendering,” and Old Securities shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this Section 5, Old Securities which any Authorized Representative of the Company shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

(6) You shall promptly advise the Company with respect to any Old Securities received subsequent to the Expiration Date and accept the Company’s instructions with respect to disposition of such Old Securities.

(7) The Company reserves the absolute right (i) to reject any and all tenders of any particular Old Securities determined by the Company not to be in the proper form or the acceptance or exchange of which may, in the opinion of Company’s counsel, be unlawful and (ii) to waive any conditions of the Exchange Offer or any defect or irregularity in the tender of any particular Old Securities, and the Company’s determination of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and Notice of Guaranteed Delivery and the instructions set forth therein) will be final and binding.

(8) You shall accept tenders:

(a) in cases where the Old Securities are registered in two or more names only if signed by all named holders;

(b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c) from persons other than the registered holder of Old Securities, provided that customary transfer requirements, including payment of any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Old Securities where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Old Securities to the registrar for split-up and return any untendered Old Securities to the holder or to the account maintained at DTC for each holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

(9) Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of the Company’s acceptance, promptly after the Expiration Date, of all Old Securities properly tendered and you, on behalf of the Company, will exchange such Old Securities for New Securities and cause such Old Securities to be cancelled. Delivery of New Securities will be made on behalf of the Company by you at the rate of $1,000 principal amount of New Securities for each $1,000 principal amount of the Old Securities tendered promptly after notice by the Company (such notice if given orally, to be promptly confirmed in writing) of acceptance of said Old Securities by the Company; provided, however, that in all cases, Old Securities tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of (i) certificates for such Old Securities and (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), together in either case with any required signature guarantees and any other required documents. You shall issue New Securities only in denominations of $1,000 or any integral multiple thereof.

(10) Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Old Securities tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

(11) The Company shall not be required to exchange any Old Securities tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Old Securities tendered shall be given (if given orally, to be promptly confirmed in writing) by the Company to you.

(12) If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Old Securities tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “THE EXCHANGE OFFER - Procedure for Tendering” or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Old Securities (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

(13) All certificates for reissued Old Securities, unaccepted Old Securities or for New Securities shall be forwarded by (a) first-class mail, postage prepaid under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificate or (b) by registered mail insured separately for the replacement value of each of such certificates.

(14) You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

(15) As Exchange Agent hereunder you:

(a) shall not be liable to the Company for any action or omission to act by reason of or as a result of the administration of your duties hereunder unless the same constitutes your own gross negligence, willful misconduct or bad faith, or breach hereof, and in no event shall you be liable for special, indirect or consequential damages, or lost profits, arising in connection with this Agreement;

(b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Old Securities represented thereby deposited with you pursuant to the Exchange Offer, except as set forth herein, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(c) shall not take any legal action hereunder against any third party other than the Company, without the prior written consent of the Company, and shall not be obligated to take any legal action hereunder which might in your judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity against such expense or liability;

(d) may conclusively rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you in good faith to be genuine and to have been signed or presented by the proper person or persons;

(e) may reasonably act upon any tender, statement, request, document, agreement, certificate or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or presented by the proper person or persons;

(f) may conclusively rely on and shall be protected in acting upon written or oral instructions from any Authorized Representative;

(g) may consult with counsel of your selection with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel; and

(h) shall not advise any person tendering Old Securities pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Old Securities that may occur as a result of the Exchange Offer or as to the market value of the New Securities, and shall not solicit any holder of Old Securities for the purposes of causing such person to tender its Old Securities, provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.

(16) As soon as practicable after your receipt of notification from the Company, you shall send to all holders of Old Securities a copy of the Prospectus, the Letter of Transmittal (including instructions for completing a substitute form W-9) (substantially in the form attached hereto as Exhibit A), the Notice of Guaranteed Delivery (substantially in the form attached hereto as Exhibit B) and such other documents as may be furnished by the Company to commence the Exchange Offer. You shall take such action as may from time to time be requested by the Company (and such other action as you may deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as defined in the Prospectus) or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents on your request. All other requests for information relating to the Exchange Offer shall be directed to the Company, Attention: Jay Clark, Treasurer, One Hughes Way, Orlando, Florida 32805.

(17) At 11:00 am New York time, or as promptly as practical thereafter, on each business day, up to and including the Expiration Date and promptly following the Expiration Date, or more frequently if reasonably requested as to major tally figures, you shall advise the Company or its counsel, Holland & Knight LLP, by telephone or by electronic mail, as to all names of holders who have tendered Old Securities for exchange, the aggregate principal amount of Old Securities which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable the Company to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Old Securities tendered, the aggregate principal amount of Old Securities accepted and deliver said list to the Company.

(18) Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and, after the expiration of the Exchange Offer, the time, of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Company as soon as practicable following the Expiration Date.

(19) For services rendered as Exchange Agent hereunder, you shall be entitled to compensation in the amount of $2,500.00. The provisions of this section shall survive the termination of this Agreement.

(20) You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and the other documents associated with the Exchange Offer attached hereto and that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal or such other documents (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter documents, except with respect to your duties, liabilities and indemnification as Exchange Agent, which shall be controlled by this Agreement.

(21) (a) The Company covenants and agrees to fully indemnify and hold you harmless against any and all loss, liability, cost or expense, including reasonable attorneys’ fees and expenses, incurred without gross negligence, willful misconduct or bad faith on your part, arising out of or in connection with any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Old Securities believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Old Securities. In each case, the Company shall be notified by you, by letter or facsimile transmission, of the assertion (whether written or otherwise) of a claim against you or of any other action commenced against you, as soon as practicable after you shall have received any such assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit, and so long as you have not determined, in your reasonable judgment based upon the written opinion of your counsel, that a conflict of interest exists between you and the Company. The Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you. The provisions of this section shall survive the termination of this Agreement.

(b) You agree that, without the prior written consent of the Company, you will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provision of this Agreement (whether or not you are an actual or potential party to such claim, action or proceeding). Under no circumstances shall the Company be liable for the costs and expenses of any settlement of any action, proceeding, suit or claim effected by you without the prior written consent of the Company.

(22) You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service.

(23) You shall notify the Company of the amount of any transfer taxes payable in respect of the Old Securities and shall deliver or cause to be delivered, in a timely manner, to each governmental authority to which any transfer taxes are payable in respect of the exchange of Old Securities your check in the amount of all transfer taxes so payable, and, subject to the provisions of 8(c) of this Agreement, the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of the Old Securities; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

(24) You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Old Securities, the Company’s check in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

(25) This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

(26) This agreement may not be assigned by any party without the prior written consent of all parties.

(27) This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

(28) In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(29) This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

(30) Unless otherwise provided herein, all notices and communications hereunder shall be in writing and shall be deemed to be duly given if delivered or mailed first class certified or registered mail, postage prepaid, faxed or electronically mailed as follows:

If to the Company:	Hughes Supply, Inc. Attn: Jay Clark One Hughes Way Orlando, FL 32805 Telephone: 407-822-2285 Facsimile: 407-648-9898 e-mail: jay.clark@hughessupply.com

and a copy to (which shall not constitute notice):	Holland & Knight LLP Attn: Tom McAleavey 200 South Orange Avenue, Suite 2600 Orlando, FL 32801 Telephone: 407-425-8500 Facsimile: 407-244-5288 e-mail: tom.mcaleavey@hklaw.com

If to you:	U.S. Bank National Association Attn: Peter Fowler 500 W. Cypress Creek Road Suite 560 Fort Lauderdale, FL 33309 Telephone: 954-776-2225 Facsimile: 954-776-2629 e-mail: peter.fowler@usbank.com

and a copy to (which shall not constitute notice):	Greenberg Traurig, P.A. Attn: Warren S. Bloom 450 South Orange Avenue, Suite 650 Orlando, FL 32801 Telephone: 407-420-1000 Facsimile: 407-420-5909 e-mail: bloomw@gtlaw.com or such other address, facsimile number or e-mail address as any of the above may have furnished to the other parties in writing for such purposes.

(31) Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 19, 21, 22 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Securities, funds or property then held by you as Exchange Agent under this Agreement.

(32) This Agreement shall be binding and effective as of the date hereof.

[SIGNATURE PAGES TO FOLLOW]

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

HUGHES SUPPLY, INC.

By:
Name:
Title:

Accepted as of the date

first above written:

U.S. BANK NATIONAL ASSOCIATION, as Exchange Agent

By:
Peter H. Fowler Vice President

Exhibit A

Exhibit B